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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-67040


PROSPECTUS

                                    HCA INC.

                               16,776,193 Shares

                                  Common Stock

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     This prospectus relates to the offering of up to 16,776,193 shares of the common stock, par value $.01 per share, of HCA Inc. The common stock is being registered in connection with a loan agreement among Canadian Investments LLC, a Delaware limited liability company, HCA Inc. and Toronto Dominion (Texas), Inc., as administrative agent. The proceeds from any sales of shares of common stock offered by this prospectus will be used first by Canadian Investments to satisfy any obligations we have under the loan agreement. Any remaining proceeds are required to be delivered to us by Canadian Investments, and we will use them for general corporate purposes. See "Agreements with Canadian Investments."

     Canadian Investments may sell shares of our common stock from time to time in transactions, including block sales, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The shares will be sold at market prices prevailing at the time of sale or at prices otherwise negotiated. No arrangements have been made to date for the sale of the common stock offered hereby.

     Our common stock is traded on the New York Stock Exchange under the symbol "HCA." On February 12, 2002, the reported last sale price for our common stock on the New York Stock Exchange was $42.48 per share.

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     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE
"RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

February 20, 2002
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                               TABLE OF CONTENTS

RISK FACTORS................................................   3
FORWARD-LOOKING STATEMENTS..................................   4
WHERE YOU CAN FIND MORE INFORMATION.........................   5
THE COMPANY.................................................   6
AGREEMENTS WITH CANADIAN INVESTMENTS........................   6
USE OF PROCEEDS.............................................   6
PLAN OF DISTRIBUTION........................................   7
LEGAL MATTERS...............................................   8
EXPERTS.....................................................   8


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                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also constrain our business and operations.

     If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

     WE CONTINUE TO BE THE SUBJECT OF GOVERNMENTAL INVESTIGATIONS AND LITIGATION WHICH COULD RESULT IN SANCTIONS AND JUDGMENTS THAT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND LIQUIDITY.

     We continue to be the subject of governmental investigations and litigation relating to our business practices.

     In December 2000, we entered into a Plea Agreement with the Criminal Division of the Department of Justice and various U.S. Attorney's Offices (which we will refer to as the plea agreement) and a Civil and Administrative Settlement Agreement with the Civil Division of the Department of Justice (which we will refer to as the civil agreement). The agreements resolve all Federal criminal issues outstanding against us and certain issues involving Federal civil claims by or on behalf of the government against us relating to diagnosis related group, or DRG, coding, outpatient laboratory billing and home health issues. Pursuant to the plea agreement, we paid the government $95 million during the first quarter of 2001. The civil agreement was approved by the Federal District Court of the District of Columbia in August 2001. Pursuant to the civil agreement, we agreed to pay the government $745 million plus interest, which was paid in the third quarter of 2001. Civil issues that are not covered by the civil agreement which remain outstanding include claims related to cost reports and physician relations issues. We also entered into a corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services, which is structured to assure the government of our overall Medicare compliance.

     We remain the subject of a formal order of investigation by the Securities and Exchange Commission. We understand that the investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the Federal securities laws.

     While we are unable to predict the outcome of any of the investigations and litigation or the initiation of any additional investigations or litigation, were we to be found in violation of Federal or state laws relating to Medicare, Medicaid or similar programs or in breach of the corporate integrity agreement, we could be subject to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Any such fines or penalties could require us to make significant additional payments, and any exclusion from participation in the Medicare and Medicaid programs could reduce our revenues.

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                           FORWARD-LOOKING STATEMENTS

     This prospectus contains disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan," "initiative," "should," "intends" or "continue." These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to,

     - the outcome of the known and unknown governmental investigations and litigation involving our business practices, including the ability to negotiate, execute and timely consummate definitive settlement agreements in the government's remaining civil cases and to obtain court approval thereof,

     - the highly competitive nature of the health care business,

     - the efforts of insurers, health care providers and others to contain health care costs,

     - possible changes in the Medicare and Medicaid programs that may limit reimbursements to health care providers and insurers,

     - changes in Federal, state or local regulations affecting the health care industry,

     - the possible enactment of Federal or state health care reform,

     - the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel,

     - liabilities and other claims asserted against us,

     - fluctuations in the market value of our common stock,

     - the ability to complete the share repurchase program,

     - changes in accounting practices,

     - changes in general economic conditions,

     - future divestitures which may result in additional charges,

     - changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms,

     - the availability and terms of capital to fund the expansion of our business,

     - changes in business strategy or development plans,

     - slowness of reimbursement,

     - the ability to implement our shared services and other initiatives and realize decreases in administrative, supply and infrastructure costs,

     - the outcome of pending and any future tax audits and litigation associated with our tax positions,

     - the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and our corporate integrity agreement with the government,

     - increased reviews of our cost reports,

     - the ability to maintain and increase patient volumes and control the costs of providing services, and

     - other risk factors described in this prospectus or the documents incorporated by reference in this prospectus.

     As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements we make. You should not unduly rely on these forward-looking statements when evaluating the information presented in this prospectus or the documents incorporated by reference in this prospectus.

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                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (which we will refer to as the Exchange Act), and file reports and other information with the Securities and Exchange Commission (which we will refer to as the SEC). You may read and copy these reports at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) 732-0330. You may also inspect these reports at the SEC's New York Regional Office, 233 Broadway, New York, New York 10279, at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock trades. In addition, the SEC maintains an Internet site that contains reports and other information regarding us (http://www.sec.gov).

     We have registered these securities with the SEC on Form S-3 under the Securities Act of 1933, as amended (which we will refer to as the Securities
Act). This prospectus does not contain all of the information set forth in the registration statement. You may obtain copies of the registration statement, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     - our Annual Report on Form 10-K for the year ended December 31, 2000;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     - our Current Reports on Form 8-K dated January 23, 2001, February 6, 2001, April 23, 2001, May 17, 2001, July 1, 2001, July 23, 2001, October 24,
      2001 and February 5, 2002;

     - the description of our common stock, $.01 par value per share, contained in our Registration Statement on Form 8-A/A, Amendment No. 1, filed with the SEC and dated October 19, 2000, including all amendments and reports filed for the purpose of updating such description; and

     - any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed.

     We will furnish copies of the above information (including exhibits), upon written or oral request, without charge. You should direct requests to John M. Franck II, Corporate Secretary, HCA Inc., One Park Plaza, Nashville, Tennessee 37203 or by telephone at (615) 344-9551.

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                                  THE COMPANY

     HCA Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners. As of December 31, 2001, these affiliates owned and operated 178 hospitals and 76 freestanding surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate six hospitals and three freestanding surgery centers which are accounted for using the equity method. Our facilities are located in 23 states, England and Switzerland.

     Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our hospitals provide a full range of medical services including such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. We also provide outpatient and ancillary health care services at both our general, acute care hospitals and at our freestanding outpatient surgery and diagnostic centers, and rehabilitative facilities. In addition, we operate psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings.

     We were formed in January 1990 as a Nevada corporation and reincorporated in Delaware in September 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number at that address is (615) 344-9551.

                      AGREEMENTS WITH CANADIAN INVESTMENTS

     We are party to a $500 million loan agreement among us, Canadian Investments, as lender, and Toronto Dominion (Texas), Inc., as administrative agent. The loan agreement provides for a $350 million term loan and a $150 million revolving credit loan. At December 31, 2001, there was outstanding $250 million under the term loan and $150 million under the revolving credit loan. We are obligated to make quarterly interest payments on these loans at a rate equal to LIBOR plus 125 basis points and to repay the principal of the loans on April 30, 2003. If an event of default occurs under the loan agreement or our loan repayment obligations thereunder are otherwise accelerated, then to the extent necessary to satisfy our obligations under the loan agreement, Canadian Investments may elect to sell up to 16,776,193 shares of our common stock. Following our payment at maturity, prepayment or collateralization of our obligations under the loan agreement, we may direct Canadian Investments to sell up to 16,776,193 shares of our common stock and pay the proceeds to us. In connection with the loan agreement, we entered into a registration rights agreement to maintain an effective registration statement so as to facilitate such a sale under this prospectus.

                                USE OF PROCEEDS

     The proceeds from the sale of the shares offered pursuant to this prospectus will be used to the extent necessary to satisfy our obligations under the loan agreement. In the event we direct Canadian Investments to sell shares of our common stock upon payment at maturity, prepayment or collateralization of our obligations under the loan agreement, or to the extent there are any remaining proceeds following application of the proceeds from the sale of shares to satisfy our obligations under the loan agreement, such proceeds are required to be delivered to us and we will use them for general corporate purposes.

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                              PLAN OF DISTRIBUTION

     Canadian Investments may sell up to 16,776,193 shares of our common stock from time to time in one or more transactions. The sales may be made on any national securities exchange or quotation service on which the shares may be listed at the time of sale or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. Canadian Investments may effect such transactions by selling the shares to or through underwriters, broker-dealers or agents. The shares may be sold by one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - in privately negotiated transactions; and

     - in underwritten offerings.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Canadian Investments. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act in connection with the sale of shares. Since the proceeds from the sale of the shares offered pursuant to this prospectus will be used either to satisfy our obligations under the loan agreement or will be delivered to us, Canadian Investments will be selling the shares for our account and, accordingly, is deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act in connection with the sale of the shares pursuant to this prospectus. Any commission, discount or concession received by Canadian Investments, broker-dealers or agents and any profit on resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Canadian Investments has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares covered by this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Canadian Investments. The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with. We will make copies of this prospectus available to Canadian Investments and have informed Canadian Investments of the need for delivery of copies of this prospectus to purchasers or to the New York Stock Exchange, as applicable, at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by Canadian Investments that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary

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distribution or a purchase by a broker or dealer or through an underwritten offering. Such supplement will disclose:

     - the name of the participating broker-dealer(s);

     - the number of shares involved;

     - the price at which such shares will be offered for sale;

     - the commissions to be paid or discounts or concessions to be allowed to such broker-dealer(s), where applicable; and

     - other facts material to the transaction.

     Our registration rights agreement with Canadian Investments provides for our indemnification of Canadian Investments and its directors and officers, the underwriters and controlling persons of Canadian Investments or any underwriters against liabilities in connection with the offer and sale of the shares of our common stock, including liabilities under the Securities Act, and requires us to contribute to payments that such persons or entities may be required to make in respect of such liabilities.

     We will bear all costs, expenses and fees in connection with the registration of the shares offered pursuant to this prospectus. Canadian Investments will pay all commissions and discounts, if any, attributable to the sales of the shares, unless we direct Canadian Investments to sell the shares, in which case we will pay any such commissions.

                                 LEGAL MATTERS

     Bass, Berry & Sims PLC is passing upon the validity of the common stock being offered pursuant to this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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